October 31, 2000

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three-month periods ended September 30, 2000 and 1999, total revenues increased 11.7% from $551,139 to $615,553 and total expenses increased 21.5% from $376,699 to $457,784. As a result, net income decreased 9.6% from $174,440 for the three-month period ended September 30, 1999, to $157,769 for the same period in 2000. Rental revenue increased primarily as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 90.8% for the three-month period ended September 30, 2000 and 84.6% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $85,300 (25.5%) primarily as a result of increases in yellow pages advertising costs, maintenance and repair expense, property management fees, office supplies expense and salaries and wages. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses decreased approximately $4,200 (9.8%) primarily as a result of a decrease in equipment and computer lease expense.

For the nine-month periods ended September 30, 2000, and 1999, total revenues increased 5.1% from $1,660,684 to $1,745,190 and total expenses increased 7.3% from $1,163,669 to $1,248,259. As a result, net income decreased slightly from $497,015 for the nine months ended September 30, 1999, to $496,931 for the same period in 2000. Rental revenue increased primarily as a result of higher occupacy and unit rental rates. Operating expenses increased approximately $83,000 (8.3%) primarily due to increases in yellow pages advertising costs, maintenance and repair, property management fees, office supplies, salaries and wages and workers compensation insurance expenses. The increase in property management fees was discussed above. General and administrative expenses remained relatively constant.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President